Part II
Item 1

The Broker-Dealer Operator (Liquidnet, Inc., also referred to as LNI) has two business units that can enter or direct the entry of orders into the NMS Stock ATS (the Liquidnet Negotiation ATS, also referred to as the Negotiation ATS):

* Trade Coverage group (for low-touch orders)
* Trading desk (for high-touch orders).

A. Trade Coverage group

Trade Coverage personnel monitor and provide support for low-touch orders from LNI participants. A low-touch order means an order initiated by a participant without any action by an LNI representative. A participant of the Negotiation ATS means any firm that sends orders: (i) directly to the Negotiation ATS; or (ii) to LNI as a parent order, where LNI can transmit a child order to the Negotiation ATS. The participant categories of LNI are Member, customer, and liquidity partner. Liquidity partners (LPs) can access the other ATS operated by LNI (the Liquidnet H2O ATS), but they cannot access the Negotiation ATS. Accordingly, LPs are not participants of the Negotiation ATS, and participants of the Negotiation ATS consist of Members and customers. For information regarding LPs, please refer to the Form ATS-N for the Liquidnet H2O ATS (the H2O ATS). The participant categories of Member and customer are described in detail in the response to Item 2.b. of Part III. In the responses in this filing, we use the term participant as the equivalent to the term Subscriber as used in the Form ATS-N questions.

Trade Coverage personnel are not able to enter new orders into the Negotiation ATS. In real-time, Trade Coverage personnel can intervene on algo orders if directed to do so by a participant. Examples of intervention would be changing a limit price, strategy, or strategy parameter or cancelling an order.

LNIs MPID is LQNB. The MPID for the Trade Coverage group is LQNB.

The following are the possible sources of low-touch orders:

Liquidnet 5 orders. LNI makes a desktop trading application available to LNI Members. The application is called Liquidnet 5. Users of Liquidnet 5 (referred to as Members) can create algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders. These are parent orders transmitted by the Member to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders that interact with the Negotiation ATS and the other equity ATS operated by LNI, the Liquidnet H2O ATS (the H2O ATS). We refer to these parent orders as Member orders. We refer to the child indications and orders created by LNI and transmitted to the H2O ATS as LPC indications and LPC orders, respectively. The Negotiation ATS and the H2O ATS are referred to collectively as the Liquidnet ATSs. In this document, we refer to algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders as parent orders.

When a Member creates an algo or Liquidnet-only order through Liquidnet 5, the Member order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal execution management system (EMS).

See the response to Item 7.a. of Part III for additional detail regarding LPC orders.

Desktop trading application with a subset of Liquidnet 5 functionality. LNI makes available to customers a desktop trading application with a subset of Liquidnet 5 functionality, as described in the response to Item 5.a. of this Part II. Users of this application can create algo, Liquidnet-only, and LN auto-ex orders that interact with the Liquidnet ATSs. These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs. We refer to Liquidnet 5 and this trading application collectively as the Liquidnet desktop trading application.

When a customer creates an algo or Liquidnet-only order through this application, the customers order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal EMS.

Orders transmitted by customers outside of the Liquidnet desktop trading application. Customers can transmit algo and Liquidnet-only orders to LNI without using the Liquidnet desktop trading application - for example, through a drop-down menu in the customers execution management or order management system (OMS). These are parent orders transmitted by the participant to LNI. Based on these parent orders, LNI, acting as agent, can create child indications and orders (specifically, LPC indications and orders) that interact with the Liquidnet ATSs. Participants that qualify as customers can use this method of order transmission. These orders are considered low-touch orders because they are initiated without any action by an LNI representative.

Trade Coverage personnel can monitor these orders through a version of LNIs internal EMS.

B. Trading desk

LNI has an electronic agency trading desk that handles high-touch orders as agent for customers. A high-touch order means that the order is initiated by an LNI trader based on a customers instructions. In handling a high-touch order, an LNI trader can access the Liquidnet ATSs as well as third-party execution venues, subject to the customers instructions. The LNI trader accesses the Liquidnet ATSs and third-party execution venues by creating an order in the EMS used by the LNI electronic agency trading desk.

The LNI trading desk only accesses the Negotiation ATS as agent, except in the limited case of a test trade requested by a participant. LNI requests that participants conduct any test trades that involve LNI as a contra using test symbols. In the rare circumstance where a participant requires testing with a non-test symbol, the LNI trading desk will generate a contra-side order to transmit to the Liquidnet ATSs.

The MPID for the LNI trading desk is LQNB.

Item 2a

The following is a list of each securities dealer Affiliate of LNI, the country where its head office is located, and its registration category: 1. Liquidnet Asia Limited Country of head office: Hong Kong Registration category: Licensed by the Hong Kong Securities and Futures Commission to carry out Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities. Regulated by the Monetary Authority of Singapore as a Recognized Market Operator. 2. Liquidnet Australia Pty Ltd. Country of head office: Australia Registration category: Registered with the Australian Securities and Investments Commission as an Australian Financial Services Licensee. 3. Liquidnet Canada Inc. Country of head office: Canada Registration category: Authorized as an investment dealer (or equivalent) by the Ontario Securities Commission, Autorite des Marches Financiers of Quebec and the British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick Securities Commissions. Operates the Liquidnet Canada ATS, which is also registered in these provinces. Member of and regulated by the Canadian Investment ~~Industry~~ Regulatory Organization ~~of Canada~~. 4. Liquidnet EU Limited Country of head office: Ireland Registration category: Authorized and regulated by the Central Bank of Ireland as a MiFID II investment firm and MTF operator. Has obtained passport authority to transact business with customers in other European jurisdictions. 5. Liquidnet Europe Limited Country of head office: England Registration category: Investment firm authorized and regulated by the UK Financial Conduct Authority in the United Kingdom as a limited license firm and operator of two multilateral trading facilities. Has obtained passport authority to transact business with customers in other European jurisdictions. Licensed by the South Africa Financial Sector Conduct Authority as a Category 1 Financial Services Provider. 6. Liquidnet Japan Inc. Country of head office: Japan Registration category: Registered as a dealer by the Japanese Financial Services Agency. Member of the Japanese Securities Dealers Association and the Jasdec DVP Clearing Corp. 7. Liquidnet Singapore Pte Ltd Country of head office: Singapore Registration category: Registered with the Monetary Authority of Singapore as a Capital Markets Service Licensee for dealing in securities (introducing broker). These Affiliates (we refer to them as the LNI Affiliates) are not US-registered broker-dealers. Accordingly, they do not have MPIDs. The LNI Affiliates act as agent only, except in the limited case of a test trade requested by a participant. Any reference in this filing to LNI (except where LNI is being distinguished from the LNI Affiliates) includes the LNI Affiliates acting with respect to the participants in their respective regions. Manual negotiation orders are routed by the LNI Affiliates directly to the Negotiation ATS (MPID of LQNT). Other orders from the LNI Affiliates are routed through LNI, the broker (MPID of LQNB).

Item 2b

The Liquidnet system (referred to as the ~~system~~System) is structured to permit participants of the Affiliates to have equivalent access to the Negotiation ATS as participants of LNI. If a participant located in a region outside the US transmits an order for an NMS stock, the ~~system~~System records that order as being routed by the LNI Affiliate in the participants region to LNI for execution. The participation criteria may vary based on the participants region, as described in the response to Item 2.b. of Part III.

Item 3c

Only Members and buy-side customers can make elections through Liquidnet Transparency Controls. ~~Liquidnet Capital Markets (LCM) customers cannot make elections through Liquidnet Transparency Controls.~~ LNI can approve a blocking request by a participant, as described in the response to Item 14 of Part III, depending on the specific circumstances of the participants request.

Item 5a

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the ~~system~~System.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.

~~* Capital markets. The Liquidnet Capital Markets (LCM) team works with public issuers and stockholders of these issuers, as well as with Members and customers that seek to transact with public issuers and their stockholders.~~

* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or customer in connection with executions at LNI and at third-party brokers.

* Sponsored broker. Members and customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or customer.

* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.

* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.

* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with ~~system~~System usage protocols.

Item 5c

The ~~system~~System is structured to permit participants of the LNI Affiliates to have equivalent access to the Negotiation ATS as participants of LNI. The LNI Affiliates offer services to their participants that are equivalent to the services offered by LNI to LNI participants, as described in this Form ATS-N.

In particular, the LNI Affiliates offers the following products and services to participants in their respective regions for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the Negotiation ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the response to Item 5.a. of this Part II)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the Negotiation ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** Manual negotiation orders
** LPC orders
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the Negotiation ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and manual targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types)
* The Liquidnet electronic agency trading desk
* The market data described in the response to Item 23 of Part III.

Item 6a

LNI does not have any personnel whose sole responsibility is to service the Negotiation ATS. Below is a summary of the shared personnel that provide services to both the Negotiation ATS and other business units within LNI or within LNIs parent company (Liquidnet Holdings, Inc.) and have access to confidential information of the Negotiation ATS:

* Sales Analytics personnel. Sales Analytics personnel provide data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales, and Marketing, for use in monitoring, developing, and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNI.
* Product support and implementation personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI.
* Trade services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI.
* Enterprise Technology Services personnel. These personnel maintain the computers, networks, databases, and connectivity that comprise the Liquidnet ~~system~~System, including ATS and non-ATS systems. These personnel are employees of Liquidnet Holdings, Inc. (LNH).
* Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement, and maintenance of the software components of the Liquidnet ~~system~~System, including ATS and non-ATS components. Most of these personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* Product personnel. These personnel are responsible for the design and enhancement of Liquidnets trading products, including ATS and non-ATS products. These personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* Business intelligence. This team develops reports for use by internal groups in monitoring, developing, and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNH.
* Legal, Compliance and SRM personnel. Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies, including ATS and non-ATS policies. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security, including ATS and non-ATS policies. Legal personnel are dual employees of LNH and LNI. Some Compliance personnel are employees of LNI, while others are employees of LNH. SRM personnel are employees of LNH.
* Finance personnel. Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. These Finance personnel are dual employees of LNH and LNI.
* Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and customers, monitor and provide consultative support concerning Member and customer orders, including orders that interact with the Liquidnet ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.
*Performance Analytics personnel. Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel are employees of LNI.

For administrative purposes, all LNI employees are on the payroll of LNH. The classification of an employee as an LNH or LNI employee is based on the function that the employee performs. For purposes of the response to this Item 6 and Item 7 below, Liquidnet refers to LNH and LNI.

Employees of the Liquidnet Affiliates perform equivalent functions as those performed by LNI employees except that the employees of the Liquidnet Affiliates perform these services on behalf of the participants in their respective regions.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Liquidnet has engaged the following service providers that provide services that may be considered material in connection with the operation of the Negotiation ATS:

* Liquidnet Holdings, Inc. Parent company of LNI. Develops and maintains the ~~system~~System and licenses the ~~system~~System to LNI.
* Equinix. Data center provider for the ~~system~~System.
* Oracle. Database software used in connection with the operation of the Negotiation ATS.
* Goldman, Sachs & Co. Liquidnets clearing broker for US equities.
* Iron Mountain. Back-up tape storage.
* Access Fin Tech. Software for managing credit exposure.
* Schellman. Conducts annual SSAE18 and ISO 27001 audits of Liquidnet.
* SecureWorks. Performs an annual network security assessment of Liquidnets Systems.

Item 7a

A. General

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders (including match status) transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of Participants

LNI maintains the anonymity of all Members and customers.

C. Order and trading information

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades.

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and customers, regardless of whether the parties to the trade have opted out of external or community trade advertising.

Brokers ~~and Liquidnet Capital Markets customers~~

By default, brokers that participate as customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exception:

* Transition managers can make elections through Liquidnet Transparency Controls

~~LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.~~

Additional detail on trade advertising

Upon request by a Member or customer, Liquidnet, in its sole discretion, can exclude the Members or customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.

Reporting symbol-specific order and execution data to Members, customers, and prospects to attract block liquidity

Liquidnet sales and trading personnel can disclose symbol-specific execution data to Members, customers and prospective Members and customers if either of the following applies:

* External trade advertising is permitted for the trade based on the rules set forth above; or
* After T+20.

Disclosing symbol-specific execution data to existing Members and customers is permitted based on the rules for community trade advertising set forth above.

After T+20, sales and trading personnel can also disclose symbol-specific order information to Members, customers and prospective Members and customers. For example, sales and trading personnel may share algo order information to demonstrate the performance characteristics of Liquidnets algo strategies.

The purpose for this activity includes supporting existing participants, attracting additional liquidity from existing participants, and attracting additional participants to join the ~~system~~System and add to our liquidity pool.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the

H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol- specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of these two reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management ~~processes~~process. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining, and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

The Liquidnet Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer and Liquidity Partner confidential transaction information. The Policy is applicable to all Liquidnet employees in the US, including those employees who possess FINRA-registered licenses maintained by Liquidnet (Covered Persons). Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose and receive pre-approval of their Covered Accounts from the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements. Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following~~;~~: equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs). The Liquidnet Compliance Department uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with Liquidnet policies related to employee trading. The minimum holding period for Covered Persons is not required for transactions that have been pre-cleared by the Compliance Department. Liquidnet requires Covered Persons to provide confirmations and statements within the third-party software product maintained by the Compliance Department. Covered Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third-party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Item 7b

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

* Liquidnet community advertising. Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades.

* External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and customers, regardless of whether the parties to the trade have opted out of community or external advertising.

* Trading Desk and Business Development personnel access to execution data. By default, Trading Desk and Business Development personnel can view all executions by the participants that they cover, regardless of the order type. A Member or customer can elect through Liquidnet Transparency Controls to restrict Trading Desk and Business Development personnel to only view the Members or customers algo executions (including surge capture and residuals).

* Targeted invitations. A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only participants that can make elections through Liquidnet Transparency Controls are Members and customers. Brokers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exception:

* Transition managers can make elections through Liquidnet Transparency Controls

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertisingLiquidnt. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Participants cannot opt-out from Liquidnet community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or customer.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Upon request by a Member or customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or customers order and execution data.

Item 7d

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and customers. Some of these roles/functions may be combined in certain Liquidnet regions, as described below.

A. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel sit on the Sales desk. Their role is to facilitate negotiations and executions involving Members and customers, monitor Member and customer orders that interact with the Liquidnet ATSs and/or external venues (including algorithmic orders), and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members and customers, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or readily available execution data to Members and customers; for example, to notify Members and customers of the closing volume in a stock in the overall market for one or more prior days. Readily available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and customers. This includes providing a description of the analytics and distributing reports provided by other Liquidnet personnel. Trade Coverage personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders who access the Negotiation ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of indications in the ~~system~~System and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the ~~system~~System.

Indications means the non-binding expressions of trading interest that a Member transmits to Liquidnet from the Members OMS. Indications are non-binding because a further affirmative action is required by the trader before an execution can occur. See the responses to Items 11.a. and 11.c. of Part III for additional detail.

Upon request by a Member or customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or customers order and execution data.

Member and trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member and trader performance and activity through the ~~system~~System, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product- specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

Transition of personnel from Trade Coverage to Business Development role

For a limited time period Trade Coverage personnel transitioning to a Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a customer in accordance with the customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and customer algo orders and provide consultative support to Members and customers in connection with these

orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders and algo orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

C. Business Development

Roles and responsibilities

Business Development personnel are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to historical order and execution data for all Members and customers in the primary regions that they cover (including data for any other regions in which those Members and customers are trading). Business Development personnel do not have access to the Liquidnet EMS. A Member or customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or customers algo orders and executions (including surge capture and residuals).

D. ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel

Roles and responsibilities

~~Liquidnets Performance Analytics~~Liquidnets Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to

Members and customers concerning the use and optimization of ~~Liquidnets algos and other trading products. These~~Liquidnets full suite of trading products. The personnel also support the design, research and specification of Liquidnets product suite including, but not limited to, Liquidnets algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. ~~Performance Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.~~

~~Access to data~~

~~Performance Analytics~~Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and customer queries relating to trading decisions made by Liquidnet products, such as algos. Liquidnets Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

Access to data

Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

~~Liquidnets Performance Analytics~~
Liquidnets Execution Consulting & Quant Strategies personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnel.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel have access to data relating to broken matches. The purpose of this access is to enable ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel can access all data relating to broken matches for this purpose.

A Members consent is required before ~~Performance Analytics~~Execution Consulting & Quant Strategies personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Performance Analytics
Execution Consulting & Quant Strategies personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members.

E. Algo Design and Research personnel

Roles and responsibilities

Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations.
E. Commission Management Services personnel

Roles and responsibilities

Liquidnets Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.

Access to data

To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order and execution information on a real-time and historical basis. LNIs Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

F. Best execution analysis personnel

Roles and responsibilities

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

Access to data

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated

~~data for review by the Committee. This employee is a Trade Coverage and Liquidity Partnership employee (see the Form ATS-N filing for the H2O ATS) and can act as a Trading Desk employee on a back-up basis.~~

~~G. Commission Management Services personnel~~

~~Roles and responsibilities~~

~~Liquidnets~~ Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission Management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

~~H~~F. Sales Analytics group personnel

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and customers with analysis and reporting that offers Members and customers insight into how they are using Liquidnets products and services. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order, and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

~~I~~G. Product Support and Implementation personnel

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the ~~system~~System, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the ~~system~~System. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the ~~system~~System, and suggesting technical improvement to a Members interface.

~~J~~H. Trade Services personnel

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and customer execution, account, allocation and settlement information and the full quantity of any executed order.

~~K. LCM personnel~~

~~Roles and responsibilities~~

~~Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to Liquidnet 5; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.~~

~~General~~

~~LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.~~

~~L. Enterprise Technology Services personnel~~

~~Roles and responsibilities~~

~~Liquidnets~~

I. Enterprise Technology Services personnel

Roles and responsibilities

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet ~~system~~System. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution, and other trading information to troubleshoot production and ~~system~~System issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain activities.

Part III
Item 2b

Participant categories

The participant categories for the Negotiation ATS are as follows:

* Members
* Customers.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the Negotiation ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the Negotiation ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI subsequently transmits a child order to the Negotiation ATS; this child order is referred to as an LPC order. If an order from a participant can access the Negotiation and H2O ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the Negotiation ATS by transmitting a manual negotiation order. A Member also can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the customers parent order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below, as applicable. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism), subject to the exception below.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, an outsourced trading desk (OTD) that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)
** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.
*A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
*A Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency (applicable to institutional investors only).
* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time, including any criteria concerning total equity assets or total equity assets under management as Liquidnet may establish in any region from time to time. This also

includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; (C) an outsourced trading desk (OTD) that meets the requirements set forth below; or (D) ~~a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons~~issuers for corporate buybacks. ~~private equity firms, and venture capital firms.~~

* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.

* A Liquidnet Canada algo or trading desk customer must be an institutional investor.

* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.

* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.

* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.

* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer

does not identify the buy-side institution to Liquidnet on an order-by-order basis.
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as an affiliate or division of a bank

An institutional investor can include an affiliate or division of a bank where the affiliate or division conducts an investment or wealth management business. For the purposes of the foregoing, this may include a broker-dealer affiliate of a bank.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

Liquidnet may onboard a broker-dealer acting as an outsourced trading desk (OTD) for buy-side firms (including firms that conduct a wealth management business) as (i) a trading desk or algo customer (i.e., no access to the Liquidnet desktop application) or (ii) as a Member (i.e., with access to the Liquidnet desktop application), subject to the following conditions:

* In the case of an OTD onboarded as a trading desk customer, the OTD must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* In the case of an OTD onboarded as a Member, the OTD must satisfy Liquidnet, and Liquidnet must determine, that the OTDs order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants
* Unless otherwise agreed between Liquidnet and the OTD, the OTD must identify the buy-side

firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* Unless otherwise agreed between Liquidnet and the OTD, the buy-side firm must enter into an agreement with Liquidnet
* Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm (where identified)
* The OTD acts on an agency-only basis and does not engage in any proprietary trading or market making activity
* The OTD may also handle transition management business
*Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable.

The buy-side firm and the outsourced trading desk are both considered trading desk customers or Members, as applicable, in connection with this arrangement.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as either a Member or a trading desk customer even if the broker dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis.

Where an OTD participates as a Member, the OTD shall not disclose information provided through the Liquidnet desktop application to any customer of the OTD other than a customer on behalf of whom the OTD has transmitted orders to Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the OTD (the applicable customer), the OTD will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider must confirm to Liquidnet that the provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions

described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.

* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters

* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Item 3a

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of ~~system~~System usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the Negotiation ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below any applicable minimum assets under management requirement for Members, as Liquidnet may establish in any region from time to time).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their ~~system~~System usage and monitors for patterns of conduct by participants that are adverse to other ~~system~~System users. Examples would be evidence detected by Liquidity Watch that a participant (i) is engaging in manipulative trading activity, or (ii) is disclosing Liquidnet trading information to a third-party broker. LNI can suspend or terminate a participants participation in the Negotiation ATS based on such activity. LNI sales and trading personnel have access to these metrics.

Automated market surveillance

LNI has implemented automated market surveillance to detect certain trading activities. The offending activities detected by automated market surveillance are as follows:

* A Member moves a match from outside to in the pool and then to outside shortly afterwards.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers

When an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel can block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that customer that are then outstanding.

LNI expects that automated routing customers firm-up on a significant percentage of negotiations against manual contras where the terms are agreed. The objective of the surveillance described in this sub-section is to identify and address a situation where, as a result of a technical or workflow issue, an automated routing customer is not firming-up on a significant percentage of these negotiations.

LLNI sets default configurations for automated routing customers and can modify them for a specific automated routing customer (for example, based on the overall firm-up rate of the customer). LNI can update the default configurations from time-to-time. Upon request, LNI will notify any customer regarding its applicable configurations at that time.

Match breaks

Trade Coverage personnel can break a match when specifically requested by a Member, or when Trade Coverage reasonably determines that the contra is not responsive on a match and it is unlikely that the contra will take action on the match, subject to the following conditions:

* Trade Coverage is required to notify the contras Trade Coverage when proposing a match break.
* The contras Trade Coverage may elect to contact the contra, in which case the initiating Trade Coverage should hold off on any further steps until hearing back from the contras Trade Coverage; if the contra is not available, or the contra indicates that he or she will not take action on the match, the contras Trade Coverage should notify the initiating Trade Coverage, at which point the initiating Trade Coverage is permitted to break the match.
* In all cases, Trade Coverage is required to input through an internal LNI sales tool the reason or reasons for the match break.
* As an alternative to Trade Coverage breaking a match, Trade Coverage can request that a Member Services representative break the match.

A match break prevents the two specific indications from matching for the remainder of the trading day. At the request of a Member, LNI can undo a match break.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Item 7a

A. List of order types

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

B. Manual negotiation orders

Indications

Background

Members interact with the ~~system~~System by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the ~~system~~System must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a trader logs on to the ~~system~~System, the Liquidnet integration adapter electronically transmits to the ~~system~~System orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the ~~system~~System with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members

OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the ~~system~~System except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the ~~system~~System defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the ~~system~~System to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Indication status

See the response to Item 11.c. of this Part III.

(i) Prioritization

General priority rules

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the ~~system~~System determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the ~~system~~System can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the ~~system~~System determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the ~~system~~System can transmit the senders proposal to a lower priority contra who does not have a mid-peg

instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only available contra displayed to Trader 2 for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as an available contra during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii) Conditions

Contras

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the ~~system~~System notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indication to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The ~~system~~System determines matches based on the security IDs provided by each Member. The ~~system~~System only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

Matching indications with OMS limits - after the close

Liquidnet only allows matching of indications after the close if the closing price is within each sides OMS limit.

Match pop-ups

In addition to a standard match notification, the ~~system~~System provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the ~~system~~System will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the ~~system~~System will attempt to make the pop-up visible to the trader.

Match break notification

The ~~system~~System notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher, the ~~system~~System further reports to the trader if a match break results from the contra changing the contras indication to outside status.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

(v) Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order
* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an available indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the ~~system~~System can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the ~~system~~System can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i) Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large. Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii) Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the

LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D. Firm contra configuration for LPC orders

(i) Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii) Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo, LN auto-ex or automated negotiation order or a manual targeted invitation.

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the ~~system~~System send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Trade Coverage personnel and associated analytics teams, with appropriate follow-up to the customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Following execution against an order with the firm contra configuration, the traders indication remains available to match.

(iii) Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

All traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the trader is only permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi) Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii) Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

Item 8a

Minimum order size for all orders

The minimum match and execution size in the Negotiation ATS is the least of the following amounts:

* 5,000 shares
* 5% of ADV for the stock
* $200,000 principal value.

We refer to this as the minimum negotiated execution size. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

In the case of a continuing negotiation after a partial execution, the minimum negotiated execution size is the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

The order size for an order in the Negotiation ATS cannot be less than the minimum negotiated execution size.

Minimum size for negotiation orders

A Member can set tolerance parameters for manual negotiation. Tolerance parameters filter a Member from matching with contras with a size that is below the Members tolerance as determined by these parameters.

Tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small.

A traders tolerance on an indication equals the lowest of the following three quantities:

* Working quantity tolerance. The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* ADV tolerance percentage. The ADV of the stock multiplied by the traders ADV tolerance percentage.
* Default maximum tolerance. The default maximum tolerance for US equities, which is the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.
* LNI will not change the pre-existing default maximum tolerance for any trader that had a

default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

A Member should contact its Sales coverage or Member Services for a report of its current maximum tolerance, if any, and to request any modifications, or to request that the maximum tolerance be enabled or disabled. Maximum tolerance is set at the Member level.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number
* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the ~~system~~System will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the ~~system~~System will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

See the response to Item 11.c. of this Part III for additional detail regarding tolerance.

Minimum size for participant parent orders

For the following parent order types, a participant can set a minimum execution size that is at or above the minimum negotiated execution size: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitation orders. See the response to Item 11.c. of this Part III for additional detail.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The Negotiation ATS limits the principal value of any execution to $150 million.

Members can set hard and soft per order quantity limits through Liquidnet 5 to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot submit a negotiation proposal or create a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order (a Member order) that exceeds the traders designated limit. With a soft limit, the ~~system~~System notifies the trader when he or she enters a price and quantity for a negotiation proposal or a Member order that exceeds his or her designated limit, but the trader can proceed to submit the negotiation proposal or create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Notwithstanding any maximum size control set through Liquidnet 5 or the Liquidnet EMS, the principal value of an execution in the Negotiation ATS can never exceed $150 million.

Item 9a

Indications

The Negotiation ATS provides functionality for the matching and negotiation of indications.

Conditional LPC orders

The parent order to an LPC order can be a conditional order. In this scenario, the Negotiation ATS communicates to LNI the agreement between the manual and LPC orders, and LNI automatically sends a request to the participants system to commit the shares on the parent order. The participants system responds by either sending or not sending a firm-up of the shares (known as a firm-up). These firm-up processes are automated. These messages are transmitted using the FIX protocol. The permitted time period for a firm-up is one second if the parent order is a Liquidnet algo or Liquidnet-only order and five seconds if the parent order is an LN auto-ex order.

The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and mid-peg or better. Sending a firm-up request message communicates to a participant that there is at least one contra-side firm or conditional order.

LPC orders with the firm contra configuration

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the ~~system~~System send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs ~~systems~~Systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs Trade Coverage personnel and associated analytics teams, with appropriate follow-up to the customer to address any issues. In this scenario, the permitted time period for a firm-up is one second.

Matching on placed orders for manual negotiation

Member firms that meet certain criteria may be configured to match with other LNI contras based on a quantity that includes shares already placed at other trading venues. LNI monitors Members with this configuration for usage in alignment with Member community protocols.

A trader at a Member firm with this configuration must manually update his or her OMS to free up shares placed at the other trading venues before submitting or accepting a bid or offer in an LNI negotiation or creating a Member order.

Members that are configured to match on placed orders can set filters so they do not match when they have executed a specified percentage of the parent OMS order away from LNI that day and the remaining quantity on the order is below a specified percentage of the 30-day historical ADV for the stock.

Item 10a

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:00 pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

Trading halts

The Negotiation ATS does not display matching indications, permit negotiations, or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the ~~system~~System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the Negotiation ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The Negotiation ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 10c

Members can transmit indications starting at 6:00 am. The Negotiation ATS permits matching of indications and trading pre-open, commencing at 9:00 am ET. At that time, Members can commence negotiations. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

When there is a stoppage of trading in a security, the Negotiation ATS stops matching indications. When trading resumes in the security, the Negotiation ATS once again permits the matching and execution of orders in the security.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the ~~system~~System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

Item 11a

Negotiation process

All trading in the Negotiation ATS involves two manually negotiating traders executing against each other or one manually negotiating trader executing against the LPC (Liquidnet pool contra).

Stocks traded

The Negotiation ATS allows for the trading of all NMS stocks that are listed on a US exchange. The Negotiation ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks.

Order types

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

In the Negotiation ATS:

* Manual negotiation orders can execute against other manual negotiation orders and against LPC orders.
* LPC orders can only execute against manual negotiation orders.

Conditional orders

The Negotiation ATS permits conditional orders, as described in the response to Item 9 of this Part III.

Indications

Members interact with the ~~system~~System by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur. Every Member that provides indications to the ~~system~~System must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

When a trader logs on to the ~~system~~System, the Liquidnet integration adapter electronically transmits to the ~~system~~System orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the ~~system~~System with changes from the OMS relating to the traders orders. The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Matching of manual negotiation orders

When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the ~~system~~System notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described in this Form ATS-N filing, and where each matching indication is eligible for matching based on the pricing conditions described in this Form ATS-N filing. Members cannot be matched with opposite side orders having the same Member ID.

Indications may be either available to match or outside

Unless otherwise configured for a trader, all indications are, by default, available to match with other available contras in the pool. Once matched with an available contra, a trader can send or receive an initial proposal to negotiate. If a trader changes the status of an indication to outside, that indication will not match with available contra indications.

Manual negotiation

When the ~~system~~System notifies a trader of an available contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal. A trader can only submit a proposal on any match to one contra at a time.

LNI negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as ~~counter-bids~~counterbids or counter-offers in the negotiation. Bids and offers are sometimes referred to as proposals.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

LPC; auto-negotiation

Participants consist of Members and customers. Participants can transmit various types of parent orders to LNI, as set forth below. Based on these parent orders, LNI can transmit LPC indications and orders to the Negotiation ATS.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. When a match occurs, the indication associated with the participants parent order is represented as an available indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the ~~system~~System can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participant parent orders. This is the LPC order. The word pool refers to the fact that the ~~system~~System can aggregate parent orders from multiple participants when negotiating with a manual contra.

The LPC will only execute in accordance with the price constraint instructions of the parent order.

The following are the types of participant parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

Additional detail

See the responses to Items 7.a. and 11.c. of this Part III for additional detail.

Item 11c

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii) Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation, or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii) Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i) Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii) Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii) Tolerance

Matching based on tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv) Indication status

Indications may be either available to match or outside

Unless otherwise configured for a trader, all indications are, by default, available to match with other available contras in the pool. Once matched with an available contra, a trader can send or receive an initial proposal to negotiate. If a trader changes the status of an indication to outside, that indication will not match with available contra indications.

Manually changing status from outside

A trader can manually change the status of an indication from outside to available to match.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (available to match or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list. If a Member is designated as a low participation Member, any indications transmitted by the Member to Liquidnet are outside by default.

(v) Prioritization of contras

See the response to Item 7.a. of this Part III.

(vi) Negotiations

Starting a negotiation; submitting an initial proposal

When the ~~system~~System notifies a trader of an available contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a trader submits an initial proposal in response to a match, he or she is making a firm bid or offer. A trader can only submit a proposal on any match to one contra at a time.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a trader does not have a match pop-up displayed for a match, a trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a trader when he or she accepts a bid, offer, counter-bid or counter-offer. A traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the trader can modify his or her negotiation quantity before submitting a bid, offer, ~~counter-bid~~counterbid, or ~~counter-offer~~counteroffer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as ~~counter-bids~~counterbids or ~~counter-offers~~counteroffers in the negotiation. Bids and offers are sometimes referred to as proposals.

A trader (or a group of traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced, mid-peg and closing price proposals

There are three types of negotiation proposals: priced; mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.

Responding to an initial proposal

When a trader submits an initial proposal, the ~~system~~System displays a match pop-up to the trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation, or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a trader must specify a decline reason. The ~~system~~System provides default reasons; traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either trader can submit a proposal in a negotiation after one of the traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two traders submit a proposal at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A trader specifies a negotiation quantity each time he or she submits a proposal. If a trader submits a negotiation quantity that is below the traders own minimum tolerance for the associated indication, the ~~system~~System reduces the traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a traders minimum tolerance, Liquidnet notifies the trader that the contras proposal is below the traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A trader cannot change his or her available quantity for an indication through the ~~system~~System.

Crossed proposals

If a trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the ~~system~~System will execute the order at the contras bid or offer price, as applicable.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a trader accepts after changing his or her negotiation quantity, it is treated as an accept if the traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a trader accepts a mid-peg proposal:

* If the accepting trader is a buyer, the ~~system~~System imputes a price constraint of 30 basis points above the mid displayed to the trader when the trader clicks accept
* If the accepting trader is a seller, the ~~system~~System imputes a price constraint of 30 basis points below the mid displayed to the trader when the trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the ~~system~~System does not permit a trader to submit or accept a negotiation proposal that is outside the traders OMS limit. If a Member has the protect match limit configuration enabled, the ~~system~~System does not permit a trader to submit or accept a negotiation proposal that is outside the traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a trader for any of the following alerts after a trader accepts a negotiation proposal:

* Alert that the execution price is outside the traders OMS limit
* Alert that the execution price is outside the traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a trader.

The ~~system~~System also provides certain types of alerts prior to a trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where trader does not set a limit price

When a Member provides a limit price in its OMS, the ~~system~~System applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through Liquidnet 5 (referred to as a match limit). In that case, the ~~system~~System applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the ~~system~~System imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting trader; the imputed limit price described in this sub-section applies to the trader who submits a mid-peg proposal for acceptance by the contra where the ~~system~~System has not received an OMS limit price from the traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or
* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

Closing price proposals

After the close of the regular session of trading in the primary market, the only type of proposal that can be submitted during a negotiation is a closing price proposal.

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each trader defaults to the lesser of the traders negotiation quantity at the time of execution and the traders current working quantity.

In a continuing negotiation, if the two traders submit proposals at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC or by the manual contra.

Negotiation commenced by the LPC

The LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customer orders and, subject to the Member or customer having opted in to interacting with liquidity partners, against orders from liquidity partners in the H2O ATS. A Member providing an automated negotiation instruction can designate an expiration time or condition through the Liquidnet desktop application.

Additional detail on auto-negotiation

The LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the ~~system~~System will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the ~~system~~System sending an additional invite to the manual contra, provided that the manual contra is still available to match, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Item 14a

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with Liquidnet Capital Markets customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

Liquidnet Capital Markets (LCM) customers consist of the following:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity.

Changes to Transparency Controls

Liquidnet implemented changes to Transparency Controls on April 6, 2020.
The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to sources of liquidity impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

* Existing Members and customers were defaulted to interacting with liquidity from LCM customers if they were prior to that date opted-in to interacting with all categories of LCM customers.

Sources of liquidity for which an election is not available

All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers

* Orders from automated routing customers.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Matches and executions against the same or an affiliated participant

The Negotiation ATS does not permit two indications or orders with the same participant identifier to match or execute against each other. A participant can instruct the Negotiation ATS to block crossing between affiliated participant identifiers, as notified by the participant.

Item 14b

As described in the response to Item 14.a. of this Part III, Members and buy-side customers can make elections through Liquidnet Transparency Controls relating to the sources of liquidity with which they interact, while LCM customers are not permitted to make these elections..

Item 15b

Liquidnet 5

A trader using Liquidnet 5 can view the following:

* Matching contra-side indications
* Parent orders represented in the LPC that match against the traders indications; these LPC indications appear to the trader using Liquidnet 5 as matching contra-side indications or as firm contra orders, as described below
* Actions taken by the contra during a match or negotiation, including a negotiation proposal submitted by the contra or a chat message from the contra during the negotiation.

If a trader using Liquidnet 5 creates an automated negotiation order, the trader can continue to view the negotiation actions of the contra.

Matching indications display the symbol and side. When a trader sees a match, the trader knows that each sides working quantity meets the other sides quantity tolerance (see the response to Item 8.a. of this Part III) and that the contras reference price for matching is within any OMS limit for the contra (see the response to Item 7.a. of this Part III). LPC indications appear to the trader using Liquidnet 5 as matching contra-side indications or as firm contra orders (as described below). Match information is displayed for as long as the conditions for the match, as described in the response to Item 11.c. of this Part III, continue in effect.

A negotiation proposal displays the symbol, side, and price. In addition, upon receipt of a negotiation proposal, the recipient is notified whether the quantity of the contras proposal meets the recipients tolerance. A negotiation proposal is displayed during the period that a negotiation is in effect.

Display of matches with the LPC

All same-side parent orders are displayed jointly as one matching contra in the LPC.

If all manual contras that are opposite-side to the LPC have Liquidnet 5.12 or higher, the LPC is displayed to each manual contra as a firm contra order. By default, a Member with a manual indication receives notification of a firm contra order that is below the tolerance of the Members indication if the firm contra order meets the minimum negotiated execution size. The notification indicates whether the quantity of the firm contra order is below the Members tolerance. A Member can elect to override this default and only receive notification of firm contra orders that are at or above the Members tolerance.

If one or more manual contras that are opposite- side to the LPC have Liquidnet 5.11 or prior, the LPC is displayed to each manual contra as a matching indication. In this scenario, the LPC is only displayed to each manual contra if the LPC meets the Members tolerance.

While the LPC is displayed to a manual contra, a manual contra is not displayed to the LPC unless the parent order represented by the LPC is an automated negotiation order.

An LPC order is displayed to a trader with a matching contra-indication (the manual trader) for as long as the conditions for matching, as described in the response to Item 11.c. of this Part III, remain in effect. The following information regarding the LPC displayed as a firm contra order is displayed or otherwise known to the manual trader: symbol; side; whether or not the LPC is executable at the mid-price; and that the quantity of the LPC meets the manual traders tolerance.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation, or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Item 20a

Item 20a

The Negotiation ATS does not display matching indications, permit negotiations, or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the systemSystem will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

LNI blocks trading in a stock on the Liquidnet ATSs if the Liquidnet ATSs, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI Product Support personnel review a report of all stocks where the Liquidnet ATSs, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.

Item 23a

General

Through the Liquidnet desktop trading application, LNI provides traders at participant firms with market data (highest displayed bid and lowest displayed ask) for the equities that are traded in the ~~system~~System.

Market data source

For the Negotiation ATS and for market data that is displayed through the Liquidnet desktop trading application, LNI sources the market data (best bid, best ask and last sale) through Bloomberg and/or Refinitiv, which obtains the data directly from the applicable Securities Information Processor (SIP): NASDAQ UTP, for NASDAQ-listed securities; and the Consolidated Tape Association (CTA), for NYSE and other listed securities. The market data feed provides consolidated quotes of multiple display venues. Liquidnet displays the best bid, best ask and last sale through the Liquidnet desktop trading application.

The Negotiation ATS uses the market data provided by Bloomberg and/or Refinitiv to determine the execution price for trades that the Negotiation ATS executes at the mid-point of the NBBO.

Item 26

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?

__X ~~Yes~~No